OMB APPROVAL
OMB Number: 3235-0116
Expires: July 31, 2008
Estimated average burden
hours per response 6.20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2005
Commission File Number: 000-50486

TOURNIGAN GOLD CORPORATION

(Translation of registrant's name into English)

700 West Pender Street, #301, Vancouver, British Columbia, Canada, V6C 1G8
(Address of principal executive offices)

1. News releases: 9/28/05, 10/18/05, 10/26/05
2. Material change reports, with news releases: 9/1/05, 9/20/05, 9/21/05, 10/13/05,

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F XXX Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___ **No XXX**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Tournigan Gold Corporation (the "Company")
Suite 301 - 700 West Pender Street
Vancouver, BC CANADA V6C 1G8

Item 2.   **Date of Material Change**

September 1, 2005

Item 3.   **News Release**

The news release dated September 1, 2005 was forwarded to the TSX Venture Exchange and disseminated via Canada NewsWire and Market Wire.

Item 4.   **Summary of Material Change**

The Company announced:

    (a) a non-brokered private placement of 5.0 million Units at $0.40 per Unit to raise gross proceeds of $2.0 million. Each Unit consists of one common share and one-half of a share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.55 per share for two years from closing. A finder's fee equal to 7% of the gross proceeds will be paid to a third party;

    (b) the non-brokered private placement announced August 23, closed to raise net proceeds of $2.0 million. Terms are the same as discussed above, except no finder's fee or commission was payable. ;

    (c) The grant of 500,000 incentive stock options to directors and employees of the Company, subject to TSX Venture Exchange and directors approvals. The options have an exercise price of $0.40 per share and expire on August 31, 2010.

Full Description of Material Change

For a full description of the material changes, see Schedule "A".

Item 5.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 6.   **Omitted Information**

Not Applicable.

Item 7.   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 8.   **Date of Report**

Dated at Vancouver, B.C., this 1st day of September, 2005.



PRESS RELEASE

September 1, 2005

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan announces a further $2.0 million private placement

Also Welcomes New Institutional Shareholder

Tournigan is pleased to announce a second non-brokered private placement of 5.0 million Units at $0.40 per Unit to raise gross proceeds of $2.0 million. Each Unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.55 per share for two years. Tournigan may require the warrants to be exercised any time after the trading price of Tournigan's shares exceeds $1.00 per share for 30 consecutive trading days. This placement is additional to the non-brokered private placement of $2.0 million announced on August 23, with gross proceeds from these two placements totalling $4.0 million. A finder's fee equal to 7% of the gross proceeds will be paid on the second placement of $2.0 million only.

This private placement is subject to required regulatory and TSX Venture Exchange approvals.

This second placement allows Tournigan to fully fund its work programs on all three of its most advanced projects, including more rapid development of the Jahodna uranium project in Slovakia. Drilling at Jahodna is to start next week. Proceeds from these placements will also be used to upgrade historical resource estimates for the Spissky Teplice and the Novoveska Huta uranium deposits to National Instrument 43-101-compliant status. Work will also be continued on the Pre-Feasibility Study for the Kremnica gold project in Slovakia.

Tournigan's assets include the following deposits:

Sturec Gold Deposit, Slovakia - Smith and Kirkham, 2004							
Category	**Gold (g/t)**	**Silver (g/t)**	**Gold Eq.* (g/t)**	**Tonnes**	**Gold Oz**	**Silver Oz**	**Gold Eq.* Oz**
Indicated	2.11	15.43	2.31	5,663,941	384,231	2,809,802	421,540
Inferred	2.01	16.06	2.22	8,367,508	540,733	4,320,487	596,968

Calculated using a 1 gram/tonne cutoff - see Feb 11, 2004 Tournigan Press Release

* Gold equivalent calculations are based on a price ratio of $385 to $5.50 (gold to silver).

Curraghinalt Gold Deposit, Northern Ireland - Tully, 2005			
Category	**Gold g/t**	**Tonnes**	**Gold Oz**
Inferred	15.45	527,700	262,018

Calculated using a 6 gram/tonne cutoff - see Jan 27, 2005 Tournigan Press Release

Jahodna Historical Uranium Deposit - Uranovy prieksum, 1996				
Uranium* U_3O_8 %	**Molybdenum %**	**Tonnes**	**Uranium lbs U_3O_8**	**Molybdenum lbs Metal**
0.541	0.38	1,150,000	13,720,000	9,630,000
0.221	0.38	1,080,000	5,250,000	9,050,000

Not National Instrument 43-101 compliant resources - investors are cautioned not to rely upon this estimate
*Uranium metal grades converted to uranium oxide grades (U_3O_8) using a factor of 1.17

Suite 301, 700 West Pender Street Vancouver BC Canada
Tel: (604) 683 8320 Fax: (604) 683 8340 Email: info@tournigan.com

Spissky Teplice Historical Uranium Deposits - Uranovy prieksum, 1968-70				
	Uranium* U$_3$O$_8$ %	Molybdenum %	Tonnes	Uranium lbs U$_3$O$_8$
Svabovce Spissky	0.224	-	1,489,000	7,350,000
Stiavnik	0.200	-	294,000	1,300,000

Not National Instrument 43-101 compliant resources - investors are cautioned not to rely upon this estimate
Uranium metal grades converted to uranium oxide grades (U$_3$O$_8$) using a factor of 1.17

Novoveska Huta Historical Uranium Deposit - Uranovy prieksum, 1985					
	Uranium* U$_3$O$_8$ %	Molybdenum %	Tonnes	Uranium lbs U$_3$O$_8$	Molybdenum lbs Metal
	0.075	*	12,000,000	19,970,000	*

Not National Instrument 43-101 compliant resources - investors are cautioned not to rely upon this estimate
Uranium metal grades converted to uranium oxide grades (U$_3$O$_8$) using a factor of 1.17

Tournigan has reviewed the historical estimates for the Jahodna, Svabovce, Spissky Stiavnik, and Novoveska Huta uranium deposits and views them as relevant. The historic exploitation of Slovak uranium deposits in general and metallurgical test records acquired with Tournigan's deposits in particular suggests the reliability of the historical resource estimates. However, the Company has not done the work necessary to verify the classification of the resources and the resources are not categorized by the Canadian Institute of Mining, Metallurgical and Petroleum in their Standards on Mineral Resources and Reserves Definitions. The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions Indicated and Inferred Resources, respectively.

New Institutional Shareholder
Tournigan is also pleased to announce that as part of a corporate transaction, Longview Strategies Inc. now owns 2.04 million Tournigan shares and has agreed to acquire a further 2.0 million Tournigan shares from RAB Capital, as announced by Longview on August 25, 2005. Longview Strategies is a new publicly-traded resource investment bank controlled by Damien Reynolds, CEO of Tournigan and Hein Poulus, Tournigan's Chairman, both of whom were responsible for restructuring Tournigan between 2001 and 2003. RAB Capital will continue to be a significant direct shareholder of Tournigan.

Damien Reynolds, President of Longview Strategies was quoted as saying, "My belief in the value of Tournigan is well-known and it is fitting that Longview's first transaction involved the purchase of additional Tournigan shares. Tournigan's gold and uranium assets are worth considerably more than the current market price and I intend to work intensively with Jim Walchuck, Tournigan's President and Chief Operating Officer, to develop these assets and communicate their value to the market."

Corporate Matters
Tournigan is also pleased to announce that the non-brokered private placement with Sprott Asset Management Inc., announced August 23, has closed to raise net proceeds of $2.0 million. Terms are the same as discussed above, except no finder's fee or commission was payable. Any shares issued pursuant to this placement are subject to a four-month hold period expiring on December 31, 2005.

In other matters, the Company reports that, subject to approval of the TSX Venture Exchange and directors, it has granted 500,000 incentive stock options to certain directors and employees of the Company. The options have an exercise price of $0.40 per share and expire on August 31, 2010.

Tournigan Gold is focused on developing advanced projects in Europe - Curraghinalt (gold) in Northern Ireland, Kremnica (gold) in Slovakia and Jahodna (uranium/moly) in Slovakia. Tournigan's asset mix also includes a portfolio of uranium properties in Wyoming, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

"Damien Reynolds"   *"James Walchuck"*
Damien Reynolds, CEO   James Walchuck, President and COO

For further information please contact Damien Reynolds, CEO or Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	**Name and Address of Company**	

Tournigan Gold Corporation (the "Company")
Suite 301 - 700 West Pender Street
Vancouver, BC CANADA V6C 1G8

Item 2.   **Date of Material Change**

September 20, 2005

Item 3.   **News Release**

The news release dated September 20, 2005 was forwarded to the TSX Venture Exchange and disseminated via Canada NewsWire and Market Wire.

Item 4.   **Summary of Material Change**

The Company announced a non-brokered private placement of 3.5 million Units at $0.50 per Unit to raise gross proceeds of $1.75 million. Each Unit consists of one common share and one-half of a share purchase warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.65 per share for a period of eighteen months from closing. A finder's fee equal to 5% of the gross proceeds will be paid.

Full Description of Material Change

For a full description of the material changes, see Schedule "A".

Item 5.   **Reliance on subsection 7.1(2) or (3) of National Ins trument 51-102**

Not Applicable.

Item 6.   **Omitted Information**

Not Applicable.

Item 7.   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 8.   **Date of Report**

Dated at Vancouver, B.C., this 20th day of September, 2005.



Schedule "A"

PRESS RELEASE

September 20, 2005

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan announces additional $1.75 million private placement

Also Welcomes New Institutional Shareholder, Pinetree Capital Ltd.

Tournigan is pleased to announce a further non-brokered private placement of 3.5 million Units at $0.50 per Unit to raise gross proceeds of $1.75 million. Each Unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.65 per share, for eighteen months following closing. Tournigan may require the warrants to be exercised any time after the trading price of Tournigan's shares exceeds $1.00 per share for 30 consecutive trading days. A finder's fee equal to 5% of the gross proceeds, payable in cash or Units, will be paid on this financing.

The placees in the financing will be new institutional shareholder, Pinetree Capital Ltd., as well as existing shareholders Passport Capital and Sprott Asset Management.

This private placement is subject to required regulatory and TSX Venture Exchange approvals.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) in Slovakia, Curraghinalt (gold) in Northern Ireland, and Jahodna (uranium/molybdenum) in Slovakia. Tournigan's asset mix also includes a portfolio of uranium properties in Wyoming, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

"Damien Reynolds"	*"James Walchuck"*
Damien Reynolds, CEO	James Walchuck, President and COO

The TSX Venture Exchange has not reviewed anda does not accept responsibility for the adequacy or accuracy of this release. This press release does not constitute an offer to sell or a solicitation to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended ("the U.S. Securities Act") or any state securities law and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Damien Reynolds, CEO or Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Tournigan Gold Corporation (the "Company")
Suite 301 - 700 West Pender Street
Vancouver, BC CANADA V6C 1G8

(i)   **Date of Material Change**

September 21, 2005

Item 2.   **News Release**

The news release dated September 21, 2005 was forwarded to the TSX Venture Exchange and disseminated via Canada NewsWire and Market Wire.

Item 3.   **Summary of Material Change**

The Company announced the appointment of James Walchuck, the Company's President & Chief Operating Officer, as Chief Executive Officer, replacing Damien Reynolds. It was announced that Damien Reynolds was appointed Executive Chairman, to succeed Hein Poulus.

The Company also announced the grant of 730,000 incentive stock options to directors and employees of the Company. The options have an exercise price of $0.40 per share and will expire on September 21, 2010.

Full Description of Material Change

For a full description of the material changes, see Schedule "A".

Item 4.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 5.   **Omitted Information**

Not Applicable.

Item 6.   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 7.   **Date of Report**

Dated at Vancouver, B.C., this 21st day of September, 2005.



PRESS RELEASE

September 21, 2005

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Announces Appointments of CEO and Chairman

Damien Reynolds Appointed Chairman; James Walchuck Appointed CEO

Tournigan Gold today announced a management realignment to reflect its objective of acquiring and developing its advanced exploration properties; in particular, the Jahodna uranium property and the Kremnica gold project (Slovakia), as well as the Curraghinalt gold project (Northern Ireland).

Damien Reynolds will relinquish his role as Chief Executive Officer to James Walchuck, Tournigan's President and Chief Operating Officer. James Walchuck has also been appointed to the Board of Directors. Mr. Reynolds has been appointed Executive Chairman of Tournigan, to succeed Hein Poulus, Q.C. Mr. Poulus will remain as a director of the Company.

 "Jim Walchuck has proven his ability to develop Tournigan's projects as well as communicate Tournigan's value to the investment community, " says Damien Reynolds. "This realignment clearly defines the management team for investors as Tournigan positions itself to materially advance these projects. I also wish to extend the greatest thanks to Hein Poulus for his service as Chairman."

 "I wish to thank both Damien Reynolds and Hein Poulus for their efforts in building Tournigan and look forward to working with them as we advance our properties through to production," says James Walchuck. "The Company now has three substantial projects at the development stage, with a pipeline of exploration projects that adds even more to Tournigan's potential. Our focus on both gold and uranium has resulted in solid institutional support. Tournigan management is committed to fulfilling the 'roadmaps' as outlined in previous press releases."

Tournigan has agreed to pay Mr. Reynolds a one-time transition allowance equal to one year's salary. Mr. Reynolds will continue to actively assist Tournigan in its capital markets activities and strategic objectives. The Hay Group of compensation consultants advised Tournigan's compensation committee on structuring these compensation arrangements.

Mr. Reynolds is chairman and CEO of Longview Strategies Incorporated, a publicly-traded resource investment company which currently holds 4 million shares of Tournigan.

Corporate Matters
The Company also reports that, subject to approval of the TSX Venture Exchange and directors, it has granted 730,000 incentive stock options to certain directors and employees of the Company. The options have an exercise price of $0.40 per share and will expire on September 21, 2010.

Suite 301, 700 West Pender Street Vancouver BC Canada
Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) in Slovakia, Curraghinalt (gold) in Northern Ireland, and Jahodna (uranium/molybdenum) in Slovakia. Tournigan's asset mix also includes a portfolio of uranium properties in Wyoming, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

"Damien Reynolds"   *"James Walchuck"*
Damien Reynolds, Executive Chairman   James Walchuck, President and CEO

For further information please contact Damien Reynolds, Executive Chairman or Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com



September 28, 2005

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Begins Confirmation Drilling at Jahodna Uranium Project

Tournigan Gold Corporation is pleased to announce that diamond drilling has begun on the Jahodna uranium project in Slovakia.   The initial portion of the Phase 1 program of 1,500 metres is designed to confirm historic drillhole assay results that contain uranium and molybdenum mineralisation within the historical resource block. This data confirmation is part of Tournigan's roadmap to update the resource estimate at Jahodna to Canadian National Instrument 43-101 standards.   After the completion of the new resource estimate, Tournigan plans to continue Phase 1 drilling at Jahodna, focusing on exploration along strike.

Tournigan has commissioned A.C.A. Howe International Limited to author the independent Technical Report that will include the updated Jahodna uranium resource estimate. The Report will include results from the 3 initial confirmatory drillholes. A.C.A. Howe has considerable experience in uranium - Managing Director Dr. Cal Armstrong was Chief Geologist for British Nuclear Fuels Ltd for 3 years, and was Chief Geologist for A.C.A. Howe Australia when they discovered the Jabiluka deposit for Pancontinental Mining.

The historical resource estimate reported at Jahodna is as follows:

Jahodna Historical Uranium Deposit - Uranovy prieksum, 1996					
Z-3 Category	Uranium* U_3O_8 %	Molybdenum %	Tonnes	Uranium lbs U_3O_8	Molybdenum lbs Metal
Block A	0.541	0.38	1,150,000	13,720,000	9,630,000
Block B	0.221	0.38	1,080,000	5,250,000	9,050,000
TOTAL	0.386	0.38	2,230,000	18,970,000	18,680,000

Not NI 43-101 compliant resources - investors are cautioned not to rely upon this estimate
*Uranium metal grades converted to uranium oxide grades (U_3O_8) using a factor of 1.17

The Jahodna deposit was discovered in 1985, and the extensive historical work program ended in 1996, following the collapse of the socialist government. A total of 53 holes comprising 17,936 metres were drilled at Jahodna between 1985 and 1991 with full radiometric surveying of each hole followed by quantitative chemical analyses of mineralized core intervals. The historical resource occurs within a 500-metre-long zone and was estimated using a block model method and a cutoff grade of 0.03% for the Block A estimate, and a range of cutoff grades from 0.03% to 0.015% for the Block B estimate. Considerable metallurgical work resulted in reported recoveries of 88% to 90% uranium and 93% to 94% molybdenum.

Tournigan has begun prioritizing exploration targets at Jahodna, based on the significant historical data that has been compiled. Initial focus will be on extensions along strike both south-east and north-west of the historical resource block. Wide-spaced historical drill holes outside the resource block have intersected uranium mineralization within the same contact zone along a 3,000-metre trend.

Suite 301, 700 West Pender Street Vancouver BC Canada
Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com

Tournigan has reviewed the Jahodna historical resource estimate and views it as relevant. The historic exploitation of Slovak uranium deposits in general and metallurgical test records acquired with the Jahodna deposit in particular suggests the reliability of the historical resource estimates. However, until the independent Technical Report is completed, the classification of the resources will not be verified and the resources have not yet been categorized according to the Standards on Mineral Resources and Reserves Definitions by the Canadian Institute of Mining, Metallurgical and Petroleum. The Slovak category of Z-3 is roughly analogous to the CIM definition for Inferred Resources.

Corporate Matters

Tournigan is also pleased to report that the non-brokered private placement announced September 1, 2005, has closed, raising gross proceeds of $2.0 million. On closing, 5.0 million Units of the Company at $0.40 per Unit were issued to Passport Capital. Each Unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of Tournigan's shares exceeds $1.00 per share for 30 consecutive trading days. A finder's fee equal to 7% of the gross proceeds was paid on closing. Any shares issued pursuant to this placement are subject to a four-month hold period expiring on January 8, 2006.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) in Slovakia, Curraghinalt (gold) in Northern Ireland, and Jahodna (uranium/molybdenum) in Slovakia. Tournigan's asset mix also includes a portfolio of uranium properties in Wyoming, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

"Damien Reynolds"   *"James Walchuck"*
Damien Reynolds, Executive Chairman   James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release does not constitute an offer to sell or a solicitation to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended ("the U.S. Securities Act") or any state securities law and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Damien Reynolds, Executive Chairman or Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com



FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.   **Name and Address of Company**

Tournigan Gold Corporation (the "Company")
Suite 301 - 700 West Pender Street
Vancouver, BC CANADA V6C 1G8

Item 2.   **Date of Material Change**

October 13, 2005

Item 3.   **News Release**

The news release dated October 13, 2005 was forwarded to the TSX Venture Exchange and disseminated via CCN Matthews and Market Wire.

Item 4.   **Summary of Material Change**

The Company announced that a final agreement to acquire a portfolio of Wyoming uranium claims from Sweetwater River Resources LLC has been signed. In order to earn an 85% interest in the properties from Sweetwater, Tournigan must issue 200,000 shares to Sweetwater, pay an initial $140,000 and make additional option payments totalling $125,000 until September 15, 2008. Tournigan would then have the right to purchase Sweetwater's remaining 15% for shares in Tournigan, based on an independent valuation.

The Company also announced that the non-brokered private placement announced September 20, 2005, has closed, to raise gross proceeds of $1.75 million. On closing, 3.5 million Units at $0.50 per Unit were issued, each Unit consisting of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.65 per share until March 31, 2007.

Full Description of Material Change

For a full description of the material changes, see Schedule "A".

Item 5.   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable.

Item 6.   **Omitted Information**

Not Applicable.

Item 7.   **Executive Officer**

The following Senior Officer of the Company is available to answer questions regarding this report:

Garry Stock, Executive Vice President
Telephone – 604-683-8320
Facsimile – 604-683-8340

Item 8.   **Date of Report**

Dated at Vancouver, B.C., this 13th day of October, 2005.



PRESS RELEASE

October 13, 2005

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Finalises Wyoming Agreement; Stakes More Uranium Claims

Tournigan Gold Corporation is pleased to announce that the agreement to acquire a portfolio of Wyoming uranium claims from Sweetwater River Resources LLC has been signed (see press release dated June 16, 2004). Since the June 16, 2005 announcement, Sweetwater has also doubled the number of claims staked as part of this agreement. The Wyoming portfolio now consists of 601 claims covering approximately 48.0 square kilometres within three prospective uranium districts.

The claim groups are located in the Shirley Basin, Great Divide Basin, and Green River Basin Uranium Districts in Wyoming, USA, where mines have historically produced 193 million lbs of uranium oxide (U_3O_8). Tournigan has focused its efforts on staking US Federal Mining claims where major resource companies had previously identified uranium mineralization and/or resources, in areas close to former producing uranium mines or ISL (in-situ leach) operations. Tournigan's US team is continuing property investigations in order to stake additional prospective ground.

Shirley Basin

Tournigan has staked two areas, the MSB block of 132 claims and the NSB block of 45 claims. At MSB, company maps and USGS reports indicate approximately 2.0 square miles of known uranium mineralization. The NSB block is on trend with former Homestake, Utah Construction and Petronomics mines, both open-pit and underground, with historic production reported to be in excess of 60 million lbs of U_3O_8.

Great Divide Basin

Tournigan has staked two areas in the Great Divide Basin - the UT block of 170 claims and two blocks totaling 81 claims in the Alkali Creek area. The UT block covers areas of close-spaced drilling by Utopia Mining and Rocky Mountain Energy. The Alkali Creek area claims are adjacent to claims held by Energy Metals Corporation, with a small mothballed ISL operation also in the immediate vicinity. The Alkali Creek claims encompass historic close-spaced drillhole patterns of Teton Energy and Newmont.

Green River Basin

Tournigan has now staked an 8-kilometre trend in the South Pass block with 173 claims. The trend includes the historical Brett Resource and the historical East Sage Resource reported by Wold Nuclear in 1979. The claims also encompass adjacent areas of close-spaced drilling conducted by Federal American Partners and Gulf Resources.

For each claim block, Tournigan is compiling data and assessing the potential to stake additional claims along identifiable trends. Other uranium-prospective areas in the western United States are also being investigated. Once acquisition activity begins to moderate, Tournigan will begin confirmation drilling and exploration programs, initially targeting areas with reported resources, with particular focus on areas with ISL potential.

In order to earn an 85% interest in the properties from Sweetwater, Tournigan is to issue 200,000 shares to Sweetwater, pay an initial $140,000 and make additional option payments totalling $125,000 until September 15, 2008. Tournigan would then have the right to purchase Sweetwater's remaining 15% for shares in Tournigan, based on an independent valuation.

Corporate Matters

Tournigan is also pleased to announce that the non-brokered private placement announced September 20, 2005, has closed, raising gross proceeds of $1.75 million. On closing, 3.5 million Units at $0.50 per Unit were issued to Passport Capital, Sprott Asset Management Inc. and Pinetree Capital Ltd. Each Unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional common share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of Tournigan's shares exceeds $1.00 per share for 30 consecutive trading days. Finder's fees of $37,500 and 75,000 Units were paid on closing. Any shares issued pursuant to this placement are subject to a four-month hold period expiring on January 31, 2006.

This financing will provide funds for work programs on Tournigan's most advanced projects, including the validation drilling and 43-101 resource estimate on the Jahodna uranium project and pre-feasibility work on the Kremnica gold project.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) in Slovakia, Curraghinalt (gold) in Northern Ireland, and Jahodna (uranium/molybdenum) in Slovakia. Tournigan's asset mix also includes a portfolio of uranium properties in Wyoming, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

"James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com



PRESS RELEASE

October 18, 2005

Symbol: Canada TSX.V – **TVC**
Frankfurt, Berlin – **TGP**

Tournigan Mobilizes Second Drill to Jahodna Uranium Project

Tournigan Gold Corporation is pleased to announce that a second diamond drill rig has arrived at the Jahodna uranium project in Slovakia, accelerating a program to update the Jahodna resource estimate completed in 1996 to modern Canadian standards.

Initial drilling at Jahodna is focused on confirming data from 53 pre-existing diamond drill holes which were drilled between 1985 and 1991. All of the historic drill core samples were utilized and expended during three stages of uranium and molybdenum metallurgical studies conducted between 1992 and 1995. Tournigan drill data will be used to verify the historic Jahodna geochemical data and radiometric and geological drill logs. These data are currently being compiled as part of an independent National Instrument 43-101 - compliant technical report and updated resource estimate under commission by A.C.A. Howe International Limited.

Subsequent to A.C.A. Howe approval of the data verification drilling program, Tournigan will begin a step-out exploration drilling program designed to test the 3,000 metres of strike extension and across-strike thrust-fault repetitions. The planned step-out exploration drill program will follow-up historic wide-spaced exploration drilling that documented additional occurrences of uranium-molybdenum mineralization along the andesite-slate contact horizon outside of the Jahodna resource block.

Uranium-molybdenum mineralization at Jahodna is associated with quartz-carbonate stockwork veins and veinlets and disseminated iron, molybdenum and copper sulfides, and various iron-titanium oxide and uranium minerals localized primarily along the contact of an overlying (younger) meta-andesite unit and an underlying (older) unit of meta-pelitic sediments (slates). The complete volcanic-sedimentary stratigraphic succession at Jahodna is Permian age. Mineralization is localized within and parallel to the planar zone of the andesite-slate contact, but occurs primarily within the hangingwall andesite with lesser mineralization in the footwall slate. The Jahodna license area occurs within a regional syncline that is further deformed by sets of stacked thrust faults. The andesite-slate contact stratigraphic horizon that hosts the Jahodna uranium-molybdenum deposit is mapped along a northwest strike across the Jahodna license for approximately 3,000 metres. The horizon is also repeated several times across strike by the stacked thrust faults.

The historical resource estimate reported at Jahodna is as follows:

Jahodna Historical Uranium Deposit - Uranovy prieksum, 1996					
Slovak Z-3 Category	Uranium* U_3O_8 %	Molybdenum %	Tonnes	Uranium lbs U_3O_8	Molybdenum lbs Metal
Block A	0.541	0.38	1,150,000	13,720,000	9,630,000
Block B	0.221	0.38	1,080,000	5,250,000	9,050,000
TOTAL	0.386	0.38	2,230,000	18,970,000	18,680,000

Not NI 43-101 compliant resources - investors are cautioned not to rely upon this estimate
*Uranium metal grades converted to uranium oxide grades (U_3O_8) using a factor of 1.17

Suite 301, 700 West Pender Street Vancouver BC Canada
Tel: (604) 683 8320   Fax: (604) 683 8340   Email: info@tournigan.com

The historic Jahodna uranium-molybdenum resource block is a 500-metre long (along strike) by 500-metre across (down-dip) tabular body that averages 2.56 metres thick. The tabular deposit strikes northwest and dips from 60° southwest near the top of the body to 47° southwest at depth. The historic Jahodna uranium-molybdenum resource was estimated with a block model method using a cutoff grade of 0.03% for the Block A estimate and a range of cutoff grades from 0.03% to 0.015% for the Block B estimate. Several historic metallurgical tests produced reported recoveries of 88% to 90% uranium and 93% to 94% molybdenum.

Tournigan has reviewed the Jahodna historical resource estimate and views it as relevant. The historic exploitation of Slovak uranium deposits in general and metallurgical test records acquired with the Jahodna deposit in particular suggests the reliability of the historical resource estimates. Until the independent NI 43-101 - compliant technical report is completed, however, classification of the resources can not be considered verified or categorized according to the Standards on Mineral Resources and Reserves Definitions by the Canadian Institute of Mining, Metallurgical and Petroleum. The Slovak category of Z-3 is roughly analogous to the CIM definition for Inferred Resources.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) in Slovakia, Curraghinalt (gold) in Northern Ireland, and Jahodna (uranium/molybdenum) in Slovakia. Tournigan's asset mix also includes a portfolio of uranium properties in Wyoming, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

"James Walchuck"
James Walchuck, President and CEO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com



Tournigan to Continue Drilling at Kremnica, Begin Pre-Feasibility Study

Tournigan Gold Corporation is pleased to announce that an in-fill drilling program has been successfully completed on the Sturec open pit gold deposit at the Kremnica Gold Project in Slovakia. A Pre-feasibility Study on Sturec has now begun. Step-out exploration drilling is scheduled to commence shortly at the nearby Vratislav target.

Vratislav Exploration drilling
Tournigan will test the Vratislav mineralized zone with a series of step-out Reverse Circulation (RC) drill holes, upon receipt of the requisite drilling permits in 3 to 4 weeks. Initial test drilling at Vratislav conducted in 2004 returned 22.6 metres grading 7.78 grams per tonne gold (see press release dated December 9, 2004). The Vratislav target encompasses an area of historic mine workings focused on sets of quartz veins located roughly 300 metres north of and along strike with the Sturec deposit vein system. The RC drilling at Vratislav will attempt to expand the known historical resource at Vratislav, which management believes could add additional tonnes of higher-grade feed to the proposed Sturec open-pit operation.

Sturec In-fill Drilling
Tournigan recently completed 26 RC drill holes during phase 1 and 12 RC drill holes as part of phase 2 of the Sturec infill drilling program, designed to provide 50-metre by 50-metre drill spacing. In-fill drilling at the Sturec deposit was conducted to provide the detailed data required to convert the existing Sturec resources to the Measured and Indicated categories (see press release dated June 21, 2005).

In addition to the infill drilling program approximately 40-metre to 60-metre long channel cross-cuts were excavated and sampled across the faces of 5 benches in the historic Sturec pit. These benches are located within the core of the Sturec resource block. The update to the Kremnica resource estimate is expected by late November to mid-December.

Sturec Pre-Feasibility Study
With the necessary data for an updated, NI 43-101 compliant resource estimate, Tournigan has commissioned Beacon Hill Consultants (1988) Ltd. to begin a formal Pre-Feasibility Study at Kremnica, upgrading Beacon Hill's Preliminary Assessment completed in March, 2004. The 2004 Assessment estimated that Kremnica could provide an after-tax, 26.1% Internal Rate of Return with gold priced at US$385/oz and 32.8% IRR at US$425/oz, based on a capital investment of US$48.9 million.

The Pre-Feasibility Study will include input from Golder Associates, who were commissioned to begin environmental baseline work on June 21, 2005. Golder will now begin a formal socio-economic study as part of the Environmental Impact Statement. A bilingual Slovak/English informational website will be available during the course of this study. Beacon Hill Consultants have completed several successful bankable feasibility studies, including Myra Falls, Greens Creek and Canatuan. Beacon Hill Consultants are targeting March 2006 for the completion of the Kremnica Pre-Feasibility Study.

Cautionary Note: The March 2004 Preliminary Assessment was based on mining and processing 4,500 tonnes per day, utilized a silver price of US$5.50, and included Slovak taxes of 19% and a Net Profits Interest of 5% payable to Slovakia. Gold recoveries were estimated at 92%, silver recoveries at 72%. The Assessment is preliminary in nature and includes inferred mineral resources too speculative geologically to have economic considerations applied to be categorized as mineral reserves. There is no certainty that these results will be realized.

Tournigan Gold is focused on developing advanced projects in Europe - Kremnica (gold) in Slovakia, Curraghinalt (gold) in Northern Ireland, and Jahodna (uranium/molybdenum) in Slovakia. Tournigan's asset mix also includes a portfolio of uranium properties in Wyoming, as well as VMS projects in Slovakia and Northern Ireland.

TOURNIGAN GOLD CORPORATION

"James Walchuck"
James Walchuck, President and CEO

The Qualified Person for Kremnica, Dr. Kent Ausburn, has reviewed all technical disclosure in this release.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in mineral exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

For further information please contact Garry Stock, Executive VP at (604) 683-8320, or visit www.tournigan.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOURNIGAN GOLD CORPORATION
(Registrant)

January 17, 2006   By: /s/ James Walchuck
Date   James Walchuck, President and CEO